SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2023

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: March 31, 2023	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial &
Corporate Development Officer
Shaw Communications Inc.

ROGERS AND SHAW TO PROCEED WITH TRANSFORMATIVE MERGER

Outside date of closing the transactions extended to April 7, 2023

TORONTO and CALGARY March 31, 2023 – Rogers Communications Inc. and Shaw Communications Inc. announced today their historic merger is expected to close prior to the outside date of April 7, 2023 after receiving final regulatory approval.

“We are very pleased to move forward with this transformative merger and proudly deliver on our commitments to enhance and expand network coverage, connect underserved communities, and improve access for low-income Canadians,” said Tony Staffieri, President and CEO, Rogers. “Building on a shared legacy with Shaw, we will invest substantially to bring more choice, more value, and more connectivity to Canadians across the country.”

These merger commitments build on the two companies’ 50+ years of investing in Canada and Canadians. Over the past 10 years alone, Rogers and Shaw have invested over $40 billion building the world-class networks of the combined company. The Rogers-Shaw merger builds on the deep investment legacies of JR Shaw and Ted Rogers, two of Canada’s greatest entrepreneurs.

“Today begins an exciting new chapter for the future of connectivity in Canada,” said Brad Shaw, Executive Chair and CEO, Shaw. “In today’s telecommunications industry, we recognize that companies need even greater scale to compete and make ongoing investments for future technology. This merger will provide the scale necessary for the future success and competitiveness of the wireline business that Shaw has built over the past five decades.”

Rogers today reaffirmed the company’s merger commitments, including:

•	Investing $1 billion to improve connectivity for rural, remote, and Indigenous communities and unserved remote highways in Western Canada

•	Investing $2.5 billion to expand and upgrade Rogers 5G network for consumers and businesses in Western Canada

•	Investing $3 billion in technology and network services in Western Canada, including modernizing and expanding fibre-powered internet

•	Creating 3,000 new jobs in Western Canada to support the multi-billion-dollar investment in networks, services, and technology

•	Maintaining a Western Canada headquarters in Calgary

•	Expanding our low-cost Connected for Success Internet program to eligible Canadians across Western Canada

•	Introducing a new low-cost Connected for Success wireless program nation-wide for eligible Canadians

•	Honouring a five-year price commitment for Shaw Mobile customers

“As a proud Canadian company, we’re deeply committed to delivering on our promises and we can’t wait to get started,” added Staffieri.

Transactions Update

As announced earlier today, Rogers, Shaw, the Shaw Family Living Trust, and Quebecor Inc. agreed to extend the outside date of the closing of the merger of Rogers and Shaw and the acquisition of Freedom Mobile by Videotron Ltd., a wholly-owned subsidiary of Quebecor, to April 7, 2023. Today, the Honourable François-Philippe Champagne, Minister of Innovation, Science and Industry, also provided final approval to transfer Shaw’s spectrum licenses to Videotron. As part of this process, Rogers provided the Minister with legally enforceable undertakings to implement the commitments described above, including annual reporting and financial penalties for non-compliance. Prior to the close of the Rogers-Shaw merger (the “Rogers-Shaw Merger”), Shaw will sell Freedom Mobile to Videotron (the “Freedom Transaction”).

The decision of the Competition Tribunal on December 31, 2022, which was upheld by the Federal Court of Appeal on January 24, 2023, allowed the Rogers-Shaw Merger and Freedom Transaction to proceed.

The Rogers-Shaw Merger had already been approved by the shareholders of Shaw and the Court of King’s Bench of Alberta, and the transfer of Shaw’s broadcasting licences to Rogers had been approved by the Canadian Radio-television and Telecommunications Commission. Having received all required regulatory approvals, the Rogers-Shaw Merger and Freedom Transaction remain subject only to customary closing conditions.

Information for Shaw Securityholders

In order to receive consideration under the Rogers-Shaw Merger, registered Shaw shareholders that hold their shares directly in their own name (and not through an intermediary such as a bank, securities broker or other institution) must complete and return the letter of transmittal that is available under Shaw’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Letters of transmittal will also be mailed to registered Shaw shareholders in due course. Non-registered Shaw shareholders should contact their broker, investment dealer, bank, trust company, trust or other intermediary for assistance in depositing their shares and should follow the instructions of such intermediary or nominee. Shaw’s Class A Participating Shares and Class B Participating Shares will be delisted in connection with the completion of the transaction.

Rogers intends to amalgamate with Shaw immediately following the completion of the Rogers-Shaw Merger. As a result of the amalgamation, Rogers will become the issuer and assume Shaw’s obligations under the indenture (the “Shaw indenture”) governing eight series of outstanding notes that were originally issued by Shaw (the “Shaw senior notes”). The Shaw indenture will be amended to reflect this and to make other administrative changes. The supplemental indenture effecting those amendments, and the Shaw indenture, will thereafter be filed under Rogers’ profile on SEDAR at www.sedar.com. In connection with the Rogers-Shaw Merger, Rogers Communications Canada Inc. will provide a guarantee of the payment obligations under the Shaw senior notes (which guarantee may be terminated in certain circumstances). The total aggregate principal amount of the Shaw senior notes outstanding today is $4.55 billion.

Caution Regarding Forward Looking Information

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including, without limitation, statements about the expected completion of both the Freedom Transaction and the Rogers-Shaw Merger, the anticipated timing for closing of the transactions, the anticipated benefits and effects of the Rogers-Shaw Merger, including the timing thereof. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “believes”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the current objectives, strategies and intentions of Rogers or Shaw to change. Such risks, uncertainties and other factors include, among others, the possibility that the Freedom Transaction or the Rogers-Shaw Merger will not be completed in the expected timeframe or at all; the outcome and timing of potential litigation associated with the Rogers-Shaw Merger or the Freedom Transaction; the inability to realize the anticipated benefits of the Freedom Transaction and the Rogers-Shaw Merger in the expected time frame or at all, or the possibility that the intended amalgamation between Rogers and Shaw immediately following the Rogers-Shaw Merger will not be completed in the expected timeframe or at all. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the future results or plans of Rogers or Shaw. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact each of Rogers or Shaw can also be found in its public reports and filings, which are available under their respective profiles, as applicable, at www.sedar.com and www.sec.gov.

Forward-looking information is provided herein for the purpose of giving information about the Freedom Transaction and the Rogers-Shaw Merger, their expected timing and their anticipated benefits. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the Freedom Transaction and the Rogers-Shaw Merger is subject to certain closing conditions, termination rights and other risks and uncertainties. There can be no assurance that such closing conditions will be satisfied or that the Freedom Transaction or the Rogers-Shaw Merger will occur on the terms and conditions described herein or previously announced. The Freedom Transaction and the Rogers-Shaw Merger could be modified, restructured or terminated. There can also be no assurance that the outside date of the Rogers-Shaw Merger will be further extended by the parties, or that the outside date of the Freedom Transaction will be extended by the parties to the extent necessary to permit closing of either transaction to occur. Finally, no assurance can be given that the anticipated benefits of the Freedom Transaction or of the Rogers-Shaw Merger will be delivered in the expected timeframe or at all.

All statements containing forward-looking information are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. None of Rogers or Shaw is under any obligation (and each of Rogers and Shaw expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Rogers Communications Inc.

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: rogers.com or investors.rogers.com.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, NYSE - SJR, and TSXV - SJR.A). For more information, please visit www.shaw.ca.

For more information:

Rogers Media contact

media@rci.rogers.com

1-844-226-1338

Rogers Investor Relations contact

investor.relations@rci.rogers.com

1-844-801-4792

Shaw Media Relations contact

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca

Shaw Investor Relations contact

investor.relations@sjrb.ca